EXHIBIT 10.53
[Company Letterhead]
December 27, 2007

Mr. Donagh Herlihy
[Address]

Dear Donagh:
We are pleased to offer you the position of Senior Vice President, Chief Information Officer of Avon Products, Inc. (“Avon”) reporting to Liz Smith.
You will be paid a base salary in bi-weekly installments at an annualized rate of $480,000 per year. Although this salary is quoted on an annual basis, it does not imply a specific period of employment. You will be eligible for your next salary review in March 2009.
You will be eligible for the Avon Management Incentive Plan (the “MIP”) with an annual target of 65% of earned base salary, and the opportunity for a maximum payout of 200% of target (agreed to be on full year basis - no proration).
If you accept this offer, you will receive a sign-on bonus of $200,000, less appropriate deductions, payable within 30 days of your hire date. Should you leave Avon voluntarily prior to the first anniversary of your hire date, you agree to repay this amount.
You have indicated that your current employer will pay you the bonus you earned for the 2007 performance year. In the event this does not occur, Avon will pay you an equivalent amount within 30 days of your hire date, subject to supporting documentation.
You will be eligible to participate in the long-term incentive plans available to executives at your level. We are currently finalizing our redesign of the long-term incentive plan for the performance period beginning in 2008, and we will share with you the complete details upon hire. Your total long-term incentive target for 2008 is 200% of your annual base salary. This will be further divided into an annual target of 80% of salary in our new 2008-2010 cash-based performance plan for executives and a 2008 stock option grant with an expected (Black-Scholes) value equal to 120% of salary.
We will recommend to the Compensation Committee of the Board that you receive a one-time sign-on award of 12,000 Restricted Stock Units and 40,000 Stock Options under the 2005 Stock Incentive Plan. Management will make this recommendation to the Committee at or before the March 6, 2008 meeting and the grants will be made on the date of Committee approval. One-third of your Stock Option grant will vest upon each anniversary of the grant date with the entire award becoming exercisable upon the third anniversary. The restricted stock units will vest and settle on the third anniversary of the grant date. Settlement is generally in shares of Avon stock.
As a senior executive of Avon, you will need to adhere to stock ownership guidelines mandated by the Board of Directors. You will be required to own Avon stock equal to two times your base salary within five years of your hire date. The ownership guidelines align executive interests with those of shareholders and are consistent with best practices among high-performing companies.

You will be eligible to participate in the benefit programs available to similarly situated executives at your level. Accordingly, you will be eligible for our health and welfare benefits such as medical, dental, vision and long-term disability plans as of your date of hire. In addition, the Avon Personal Savings Account Plan (our 401(k) plan) is available to you on your date of hire. Also, you are eligible to participate in the Avon Personal Retirement Account Plan (the “PRA”), our retirement plan, and we will automatically open a PRA account for you after you complete one year of service. The PRA is a cash balance pension account designed to provide you with a source of retirement income if you should leave Avon at any time after becoming vested. (After you complete one year of service, your opening balance in this account will be calculated retroactive to your date of hire.)
You will be eligible for four weeks of vacation. If you leave Avon's employment you will be paid for any unused vacation earned until the termination date.
As a senior executive, you will be eligible for Avon's executive perquisite program, which includes an annual cash transportation allowance of $11,000, reimbursement for financial planning services up to a maximum of $12,500 per year, and supplemental life insurance coverage during your employment with a death benefit in the amount of $500,000. You will be eligible for the home security system and personal automobile and excess liability insurance programs. In addition, you will be eligible for an annual executive health examination. These benefits begin on your first day of employment or as soon thereafter as possible, subject to enrollment requirements.
Upon acceptance of this offer, you will be eligible for the relocation benefits as described in the attached Relocation Assistance Program document, including the Appraised Value Offer alternative for selling your home in Chicago and temporary housing in the New York area. In addition, should you decide to purchase a home in the New York area within 9 months of your start date, you will be eligible for 3:2:1 mortgage assistance on a mortgage of up to $1 million. Under this program, Avon will subsidize 3 points of interest on your mortgage during the first year of home ownership, 2 points the second year and 1 point the third year.
Your employment at Avon is contingent upon your passing a satisfactory background investigation, reference checks, compliance with immigration law, passing a drug screening test and satisfaction of routine pre-employment and post-employment contingencies. As you may be aware, immigration law requires that Avon verify the employment authorization status of all new employees. Therefore, on your first day you will be asked to provide documents which establish your identity and employment eligibility. We will forward a list of acceptable documents for verification purposes in due course.
Avon maintains a drug free work environment and requires that all new hires pass a drug screen as a condition of employment. The drug test will be scheduled as appropriate after accepting this offer. The results of this test must be received prior to your date of employment; you should allow 3-4 business days for the results to be processed.
We will forward to you additional new hire information, which you will need to complete and bring with you on your first day, which we hope will be on February 20, 2008. Liz and I very much look forward to your joining Avon and we are confident your career at Avon will be rewarding. If you have any questions, please feel free to call me at 212-282-5132.

Sincerely,
/s/ Lucien Alziari

cc: Liz Smith, President
Amy White, Vice President, Global Compensation & Benefits

Accepted and Agreed to:

/s/ Donagh Herlihy	1/2/2008

Donagh Herlihy	Date